

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2018

George Yatzis
Secretary
Integrated Media Technology Ltd
7/F, Siu On Centre
188 Lockhart Road
Wanchai, Hong Kong

> **Re: Integrated Media Technology Ltd**
> **Registration Statement on Form F-3**
> **Filed October 9, 2018**
> **File No. 333-227741**

Dear Mr. Yatzis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Nate Douglas, Esq.